UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___August 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated August 6, 2004

2.

News Release dated August 6, 2004 (2)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  August 6, 2004

                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson, Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE      04-24

                                                                                FRG – Toronto Stock Exchange

                                                            FRR – Frankfurt Stock Exchange

August 6, 2004

FRONTEER CLARIFIES HISTORICAL NATURE OF RESOURCE ON AGI DAGI PROJECT, TURKEY

At the request of the British Columbia Securities Commission, Fronteer Development Group Inc (FRG:TSX) wishes to clarify that the inferred gold resource on its Agi Dagi Project in Turkey, described in past Press Releases (dated May 17th and July 29th) and its 2003 annual report refers to an historical resource estimate prepared by Teck Cominco prior to NI 43-101.  Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the exploration work conducted by Teck Cominco in order to verify the classification of the resource, and therefore this historical estimate should not be relied upon.  To date, Teck Cominco’s estimate is the only estimate on the Agi Dagi Property and Fronteer believes it provides a conceptual indication of the potential of the property, and is relevant to ongoing exploration on the property.

Fronteer is currently undertaking a 6,000 metre drill program on the Agi Dagi Project and will complete a NI 43-101 technical report on the property as soon as possible.  Sufficient work will also be carried out to confirm the accuracy and reliability of Teck Cominco’s historical data such as drill logs, assay certificates, collar locations, and drill core.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   04-25

     FRG – Toronto Stock Exchange

                                                             FRR – Frankfurt Stock Exchange

August 6, 2004

FRONTEER AND RED LAKE RESOURCES ANNOUNCE DRILLING RESULTS FROM SWAIN-SOL D’OR PROPERTY

Fronteer Development Group (FRG-TSX) and Red Lake Resources are pleased to announce results from their diamond drilling program completed on their jointly held Swain-Sol D’Or property, in Red Lake Ontario.  Drilling took place between February 16th and April 14th of 2004 and focused on 3 main gold target areas:  The Cliff Zone, the Sol D’Or Mine and the Beaver Pond.

Six holes were drilled at the Cliff Zone totaling 607 metres, each of which intersected approximately 20 metres of silica and arsenopyrite alteration.  However, associated gold grades were insignificant.

Three holes totaling 372 metres were drilled into the Sol D’Or Mine No. 3 vein, which had underground development from the 1930’s.  Arsenopyrite and silica alteration were intersected in all holes.  The only significant assay results include 1.23 g/t over 2.56m and 2.43 g/t over 5.05m, including 10.5g/t over 0.35m.

Two reconnaissance holes totaling 105 metres were drilled at Beaver Pond to test for copper-gold mineralization below four grab samples taken by Fronteer in 2002 and 2003.  Anomalous copper values (0.05% Cu) were intersected throughout the entire core length of both holes, with one interval assaying 2.61 g/t Au, 15.6 g/t Ag and 0.74 %Cu over 0.5metres.  The Beaver Pond occurrence possesses clear characteristics of a gold bearing massive sulfide system.

No field work is planned on the Swain Sol D’Or properties at this time, pending reassessment of results to date and re-examination of targets.

Fronteer’s key projects moving forward will be the Agi Dagi and Kirazli gold projects in western Turkey, The uranium-copper-gold project in the Central Mineral Belt of Labrador and the Dixie Lake Gold Project in Red Lake

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Assay results have been prepared under the guidance of Dr Rick Valenta P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All core samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.